

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 17, 2023

Shaozhang Lin
Chief Executive Officer
Youxin Technology Ltd
Room 802, 803, No. 13 Hai'an Road
Tianhe District, Guangzhou
Guangdong Province, People's Republic of China

> **Re: Youxin Technology Ltd**
> **Amendment No. 3 to Registration Statement on Form F-1**
> **Filed September 7, 2023**
> **File No. 333-274404**

Dear Shaozhang Lin:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 23, 2023 letter.

Registration Statement on Form F-1 Filed September 7, 2023

Cover Page

1. Please revise your cover page to specifically discuss risks arising from the legal system in China, including that rules and regulations in China can change quickly with little advance notice and the risk that the Chinese government may intervene or influence your operations.

Summary Consolidated Financial Data, page 13

2. We note your revised disclosures in response to prior comment 2. Please revise to remove pro forma per share information for fiscal 2022 and the six months ended March 31, 2022. Refer to Item 11-02(12)(c)(2) of Regulation S-X.

Risk Factors
Risks Related to Doing Business in China, page 26

3. Please revise your risk factor disclosure to discuss the risk that the Chinese government may intervene or influence the company's operations at any time or provide a detailed explanation as to how your current risk factor disclosure captures this same risk.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 53

4. We note your revised disclosures in response to prior comments 3 and 4. Please revise here to include a quantified discussion of the significant decrease in your customer count during the six months ended March 31, 2023 as a result of your shutdown. Also, include a discussion of how you plan to regain the large number of customers that were lost due to the shutdown, and whether you plan to increase the headcount that was reduced during the six months ended March 31, 2023. In addition, include quantified discussions of any known trends or uncertainties that are reasonably likely to have a material effect on your business or results of operations as a result of ceasing operations for three months and any intended efforts to rebuild your customer and employee base. Refer to Item 5(D) of Form 20-F.

Factors Affecting Our Performance, page 54

5. Please address the following as it relates to your revised disclosures in response to prior comment 3:
    - You state that you "only had 21 customers using professional services" as of March 31, 2023. Tell us whether this means that all 183 payment channel customers as of September 30, 2022 were lost or revise to disclose the number of payment channel customers as of March 31, 2023. In this regard, we note that you generated $146,358 in payment channel services revenue during the six months ended March 31, 2023.
    - You state that you had no customers with payment channel service as of September 30, 2021, however, you generated $227,321 from payment channel services during this period. Please explain and revise your disclosures as necessary.
    - In your response, provide us with the number of lost customers during each period for both professional services and payment channel services.
    - Provide us with the calculations that support your renewal and churn rates for each period presented and ensure your disclosures regarding customer count support such calculations.
    - Your net dollar expansion rates appear to imply that revenue from existing customers decreased significantly from the start of the period to the end of the period such that revenue growth in fiscal 2022 compared to 2021 would appear to be from new customers. Please confirm or explain further how you determine net dollar expansion rates. Also, revise your results of operations disclosure to include a discussion of revenue from new versus existing customers for each period presented.

Please contact Chen Chen at 202-551-7351 or Kathleen Collins at 202-551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone at 202-551-8816 or Matthew Derby at 202-551-3334 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Anthony Basch